
Mail Stop 4561

February 1, 2016

Bess Audrey Lipschutz
Chief Executive Officer
Traqer Corp.
910 Sylvan Avenue, Suite 150
Englewood Cliffs, NJ 07632

> **Re: Traqer Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2016**
> **File No. 333-207552**

Dear Ms. Lipschutz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2015 letter.

Prospectus Summary

Overview, page 5

1.   Please clarify whether the company's officers are obligated to fund the amounts due under the development agreement with Front Runner, Ltd. If not, please add a risk factor discussing the possibility that the company may have insufficient funds to fulfill its obligations under the agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 23

2.   Please disclose the costs expected to be incurred in connection with the development agreement with Front Runner. Also update the minimum operating expenses you expect to incur in the next 12 months in Liquidity and Capital Resources section.

Part II Information Not Required in the Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 30

3.   We reissue prior comment 2, in part. Please file a written description of the oral agreement with your officers to provide funding as an exhibit. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

4.   Exhibit 10.2 was filed in an improper format. Please refile this agreement in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 35 (December 2015).

        You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in his absence, me at (202) 551-3456, with any other questions.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Attorney-Advisor
                                                Office of Information
                                                Technologies and Services

cc: Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.